Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 3 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 3 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 3 in conjunction with the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006, which should be delivered in conjunction with this supplement no. 3. This supplement no. 3 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplements no. 1 and no. 2 and any other amendments or supplements to them. This supplement no. 3 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 3 supercedes information contained in the prospectus supplement, supplement no. 1 and supplement no. 2.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 3, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1 and no. 2, is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to May 19, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 3, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

Selling securityholders

				Number of Shares of
	Principal Amount of		Number of Shares of	Common Stock
	Debentures	Percentage of	Common Stock	Beneficially Owned	Natural Person(s)
	Beneficially Owned	Debentures	Issuable that May	after the	with Voting or
Name of Selling Securityholder(1)	and Offered (USD)	Outstanding (%)	Be Sold(2)(3)	Offering(4)	Investment Power
Bernische Lehrerversicherungkasse	1,500,000	*	47,574	0	Avtandil
					Gigineishvili
Blue Cross Blue Shield of Arizona	160,000	*	5,074	6,462	Gene T. Pretti
Cowen & Co., LLC (#)(5)	2,659,000	*	84,333	0	(6)
Credit Suisse Securities LLC (#)	74,049,000	4.63%	2,348,552	0	Jeff Andreski
Cumberland Mutual Fire Ins. Co.	400,000	*	12,686	6,000	Gene T. Pretti
DaimlerChrysler Insurance Co.	1,100,000	*	34,887	0	(7)
DBAG London	79,687,000	4.98%	2,527,368	0	Patrick Corrigan
Gemini Sammelstifjung Zur Forderung Der					Avtandil
Personalvorsorge	490,000	*	15,540	0	Gigineishvili
Greenwich International, Ltd. (+)	2,500,000	*	79,290	(8)	(9)
ING Equity Income Fund (#)	1,947,000	*	61,751	0	Anita Karier
Jefferies Umbrella Fund Global					Avtandil
Convertible Bonds	4,700,000	*	149,066	0	Gigineishvili
Kayne Anderson Capital Income Fund LTD (+)	1,500,000	*	47,574	0	Richard Kayne
Morgan Stanley Convertible Securities Trust (#)	1,750,000	*	55,503	0	Anita Karier
Morgan Stanley Fundamental Value Fund (#)	161,000	*	5,106	0	Anita Karier
Morgan Stanley Income Builder Fund (#)	2,400,000	*	76,118	0	Anita Karier
Morgan Stanley Variable Income Builder Fund (#)	1,450,000	*	45,988	0	Anita Karier
Pensionkasse Der Antalis AG	90,000	*	2,854	0	Avtandil
					Gigineishvili
Pensionkasse Der Rockwell Automation AG	170,000	*	5,391	0	Avtandil
					Gigineishvili
Pensionkasse Vantico	170,000	*	5,391	0	Avtandil
					Gigineishvili
Personalvorsorge Der PV Promea	380,000	*	12,052	0	Avtandil
					Gigineishvili
Sage Capital Management, LLC	4,100,000	*	130,036	0	Peter deLisser
UBS O’Connor LLC F/B/O O’Connor Global
Convertible Arbitrage II Master Limited	816,000	*	25,880	0	(10)
UBS O’Connor LLC F/B/O O’Connor Global
Convertible Arbitrage Master Limited	4,184,000	*	132,700	0	(10)
UBS O’Connor LLC F/B/O O’Connor Global
Convertible Bond Master Limited	1,750,000	*	55,503	0	(10)
UIF Equity and Income Fund (#)	684,000	*	21,693	0	Anita Karier
US Allianz Equity Income Fund (#)	293,000	*	9,292	0	Anita Karier
Van Kampen Equity and Income Fund (#)	30,145,000	1.88%	956,084	0	Anita Karier
Van Kampen Harbor Fund (#)	3,250,000	*	103,077	0	Anita Karier

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(4)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	This selling securityholder was previously listed as holding $100,000 in principal amount of the debentures. The amount included in this supplement no. 3 is in addition to the $100,000 listed in supplement no. 2, which are no longer held by Cowen & Co, LLC.

(6)	The sole member of Cowen & Co, LLC is SG Americas Securities Holdings, Inc., a Delaware corporation. Mark Kaplan, Kavan Hajjaij and Jean Coulier are Directors of SG Americas Holdings, Inc.

(7)	DaimlerChrysler Insurance Company is an indirect subsidiary of DaimlerChrysler AG, which is a publicly listed company required to file reports with the Securities and Exchange Commission (“SEC”).

(8)	Greenwich International has a short position in Intel Corporation common stock in an amount of 95,200 shares.

(9)	Greenwich International, Ltd. is a wholly-owned subsidiary of Greenwich Capital Holdings, Inc., a Delaware corporation (“GCH”). GCH is ultimately owned by The Royal Bank of Scotland Group plc, which is a publicly traded company that is required to file periodic and other reports with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

(10)	The selling securityholder is a fund which cedes investment control to UBS O’Connor LLC (the “Investment Manager”). The Investment Manager makes all the investment and voting decisions for the fund. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG which is listed and traded on the NYSE.

S-2

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures and/or the underlying common stock by any holder not identified above, the prospectus supplement will be supplemented further to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement no. 3 is May 23, 2006

S-3